September 26, 2005

BY FACSIMILE AND EDGAR

Ms. Karen J. Garnett

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Mills Corporation
Registration Statement on Form S-3
Filed on August 9, 2005
File No. 333-127338

Dear Ms. Garnett:

This letter responds to your letter dated August 23, 2005, relating to the above-referenced Registration Statement on Form S-3 of The Mills Corporation (the “Company”). Your letter contained the following comment:

We note that a portion of the restricted stock units have not yet vested. Please explain why it is appropriate to register the resale of common stock underlying restricted stock units that have not yet been issued.

As discussed below, we believe that current registration of the 55,000 shares of the Company’s common stock (the “Underlying Shares”) that will become issuable upon the vesting of 55,000 restricted stock units currently owned by the selling stockholder (the “RSUs”) is permitted by General Instruction I.B.3 to Form S-3.

The RSUs

The RSUs were awarded to the selling stockholder as compensation for services to be rendered to the Company as its newly hired president. The award

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September 26, 2005

agreement evidencing the RSUs provides that the RSUs will vest on the earlier of (i) January 1, 2006 and (ii) the termination of the selling stockholder’s employment for any reason other than (a) termination by the Company for Cause (as defined in the award agreement) or (b) termination by the selling stockholder without Good Reason (as defined in the award agreement). Upon vesting of the RSUs, the Company will become obligated to deliver the Underlying Shares to the selling stockholder, for no additional consideration, and the RSUs will be extinguished. In the event of a stock split, reverse stock split, stock dividend or similar event changing the number of shares of Company common stock outstanding, the number of Underlying Shares would be adjusted accordingly. The RSUs are, therefore, economically equivalent to shares of the Company’s common stock.

Exemption for Issuance of Underlying Shares

To the extent that the issuance of the Underlying Shares upon the vesting of the RSUs may be deemed to involve a “sale” of Company common stock, the sale will not be registered, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act (the “Act”). The issuance of the Underlying Shares may also be deemed exempt under Section 3(a)(9) of the Act as the issuance of a security (common stock) in exchange for another security of the same issuer (the RSUs). In either case, the Underlying Shares will be “restricted securities” as defined in Rule 144(a)(3).

General Instruction I.B.3 to Form S-3

General Instruction I.B.3 to Form S-3 permits registration on Form S-3 of secondary offerings of “outstanding” securities. For purposes of this instruction, the staff has not required that securities be “issued and outstanding” under applicable state corporation law, but instead has permitted registration where (i) the selling stockholder owns a security that is convertible into the securities to be registered, or (ii) the issuer has completed its private placement of the securities to be registered (or its private placement of securities that will be converted into the securities to be registered) and the selling stockholder has assumed the economic (or “market”) risk of ownership of the securities to be registered. See Manual of Publicly Available Telephone Interpretations, Securities Act Sections, Nos. 3S(a) and 3S(b) (March 1999 Supplement). The Underlying Shares are registrable on Form S-3 under both of these criteria.

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September 26, 2005

The RSUs Are Convertible Securities

Under Telephone Interpretation 3S(a), a security that is not outstanding may be registered for resale if that security is issuable upon conversion of an outstanding “convertible security.” Because the RSU’s are securities that convert automatically into common stock on vesting, they are “convertible securities,” and the Underlying Shares therefore may be registered for resale before they are issued and outstanding.

Clearly, we believe, the RSUs are “securities.” Each RSU represents a right to acquire one share of common stock. Accordingly, the RSUs are “securities” as defined in Section 2(a)(1) of the Act and are “equity securities” as defined in Section 3(a)(11) of the Securities Exchange Act of 1934 and Rule 3a11-1 thereunder.

The RSUs also are “convertible” into common stock. Upon vesting, each RSU will convert automatically into one share of common stock. The Company’s obligation to issue the Underlying Shares on the vesting date is fixed and irrevocable, and the selling stockholder will not pay any cash or other consideration for the Underlying Shares. Accordingly, the RSUs are “convertible securities.”

The fact that conversion of the RSUs is subject to the condition that the selling stockholder remain employed by the issuer through January 1, 2006 does not prevent the RSUs from being deemed convertible securities. The staff has consistently taken the position in interpretive letters that the mere passage of time and continued employment are not material conditions to the vesting of an equity compensation award, and that such awards are “derivative securities” which confer beneficial ownership of the underlying securities immediately upon grant. See, e.g., Certilman Balin Adler & Hyman (April 20, 1992).

The Selling Stockholder Is At Market Risk

Even if the RSUs were not considered to be convertible securities, the resale of the Underlying Shares would be registrable on Form S-3 under Telephone Interpretation 3S(b). In that interpretation, the staff noted (in the context of a PIPE transaction) that “the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.” For these criteria to be satisfied,

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the staff said, (i) the selling stockholder must be irrevocably bound to purchase a specified number of securities for a fixed (rather than a floating) price, and (ii) there can be no conditions to the issuance of the securities that are within the selling stockholder’s control or that the selling stockholder can cause not to be satisfied. Both of these conditions of Telephone Interpretation 3S(b) are satisfied with respect to the Underlying Shares.

The Parties are Irrevocably Bound. The RSUs were issued to the selling stockholder as an employment inducement grant pursuant to an employment agreement and restricted stock unit agreement between the Company and the selling stockholder. These contracts are binding on the parties and may not be revoked or rescinded unilaterally by either party. The RSUs are currently issued and outstanding, and therefore the private placement of the RSUs has been completed. In addition, the number of shares of common stock issuable on the vesting date is fixed at 55,000 (subject only to customary anti-dilution adjustments). Accordingly, so long as the selling stockholder does not terminate his employment without good reason or is not terminated for cause by the Company, the Company is irrevocably bound to deliver the Underlying Shares on the vesting date.

There are No Conditions to Issuance That are Within the Selling Stockholder’s Control. The staff’s requirement that there be no conditions to closing that are within the purchaser’s control is largely irrelevant in the executive compensation context, where the “purchaser” pays no consideration for the securities issued in the private placement and has no incentive to avoid acquiring the securities at the “closing.” Nevertheless, to the extent that the staff considers “market risk” to be essential to the registrability of privately placed securities, the selling stockholder incontrovertibly is at market risk with respect to the Underlying Shares. The selling stockholder’s compensation and net worth rise and fall with the market price of the Company’s common stock, and any decline in the market price of the common stock prior to the vesting date will reduce the value of the selling stockholder’s compensation package correspondingly. In addition, the restricted stock unit agreement provides that the selling stockholder will receive, on each date during the vesting period upon which any dividends are declared on the Company’s common stock, an amount in cash or common stock equal to the value of the dividends declared. The RSUs are, therefore, economically equivalent to ownership of the Underlying Shares.

The fact that the selling stockholder generally must remain employed by the Company through the vesting date does not mean that the selling stockholder’s “purchase” of the Underlying Shares is subject to conditions within the selling stockholder’s control for purposes of Telephone Interpretation 3S(b). The

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staff has long recognized the practical reality that employees do not resign their employment to avoid acquiring compensatory grants of equity securities, and that awards subject only to the passage of time and continued employment therefore convey a present pecuniary interest. See Release No. 34-37260, Part. III.D (1996). For this reason, shares of common stock granted as a restricted stock award may be registered for resale, even though the shares are subject to forfeiture if the selling stockholder terminates employment prior to the vesting date. No policy underlying the Act or the use of Form S-3 would be served by treating the RSUs differently.

*                                    *                                     *

For the reasons set forth above, we believe that Instruction I.B.3 to Form S-3 permits current registration of the selling stockholder’s resale of the Underlying Shares. Before we filed the Registration Statement, we conferred with the staff regarding whether the initial issuance of the Underlying Shares could be registered on Form S-8, and we were advised to file a resale registration statement on Form S-3 instead, prior to vesting. We believe, therefore, that filing the Registration Statement complies with current staff guidance.

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September 26, 2005

Should you have any further questions regarding the Registration Statement, please feel free to call me at (202) 637-5737.

Sincerely,

/s/ Alan Dye
Alan Dye

cc:	Mr. Jeffrey A. Shady
Division of Corporation Finance

Thomas E. Frost, Esquire
The Mills Corporation